Arthur J. Gallagher & Co.

Notice of 2021 Annual Meeting and Proxy Statement



Gallagher

Insurance | Risk Management | Consulting



March 19, 2021

Dear Fellow Stockholder,

On behalf of our Board of Directors, I invite you to attend our 2021 Annual Meeting of Stockholders. We will be conducting our Annual Meeting virtually again this year. If you are not able to attend, we encourage you to vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. We hope you will read these materials and then vote in accordance with the Board's recommendations. Your vote is very important to us.

2020 was a tumultuous year that challenged all of our key stakeholders: clients, employees, carrier partners and the communities in which we live and work. The pandemic tested everything from our physical health to our mental state of mind. It brought personal hardship and loss and imposed stresses and challenges that none of us would have predicted a year ago. Despite these challenges, we finished 2020 as a stronger company, poised to do great things as we reemerge from the pandemic here in 2021. I am proud of the extraordinary efforts of my colleagues around the globe and the resolve and resiliency they demonstrated during the past year.

When the pandemic hit, we acted swiftly and purposefully to reduce costs, yet never lost our focus on maintaining high quality and responsive client service. Then, throughout the pandemic, we persevered and executed on our long-term operating priorities: growing both organically and through acquisitions, improving our productivity and quality, and maintaining our bedrock culture. Our professionals found creative ways to service our clients, seek out new ones, engage with our carrier partners, stay involved in our communities and connect with other Gallagher colleagues.

I believe our unique Gallagher culture was the source of our success in 2020. As a result, our core brokerage and risk management segments combined to grow adjusted revenue[1] 5.9% to $6.0 billion and adjusted EBITDAC[1] was up 21.0% to over $1.8 billion. I am extremely proud of our financial performance in 2020, but I am even more proud of how we came together and worked as a team even while physically apart. As further testament to our team and our culture, earlier this year we were pleased to be recognized by the Ethisphere Institute for the 10th consecutive year as one of the World's Most Ethical Companies®.

I would especially like to thank our clients for their continued trust, and our colleagues around the globe for being flexible, working hard and never losing focus on the job at hand – to deliver the very best insurance, risk management and consulting solutions for our clients. I am confident that we can deliver tremendous value for all our stakeholders in the years to come and truly believe we are just getting started!

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our 2021 Annual Meeting.

Sincerely,



J. Patrick Gallagher, Jr.
Chairman of the Board,
President and Chief Executive Officer

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1   *See Annex A for reconciliations of non-GAAP measures.*



Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, Illinois 60008-4050

Notice of 2021 Annual Meeting of Stockholders

Dear Stockholder:

We are pleased to invite you to the 2021 Annual Meeting of Stockholders of Arthur J. Gallagher & Co., which will be held as a virtual meeting, conducted via live audio webcast, on May 11, 2021, at 9:00 AM CDT. At the meeting, stockholders will vote on each item described below and we will transact such other business that properly comes before the meeting.

Voting Items	Board Recommendations
• Elect each of the 9 nominees named in the accompanying Proxy Statement as directors to hold office until our 2022 Annual Meeting (Item 1)	FOR each nominee
• Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021 (Item 2)	FOR
• Approve, on an advisory basis, the compensation of our named executive officers (Item 3)	FOR

Stockholders of record at the close of business on March 15, 2021 are entitled to notice of and to vote at the Annual Meeting. The applicable voting standard and the treatment of abstentions and "broker non-votes" for each of these items are set forth on page 38 of the Proxy Statement. Stockholders may vote shares prior to the meeting by visiting www.proxyvote.com.

On the day of the Annual Meeting, stockholders of record as of the close of business on March 15, 2021, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the record date during the meeting, stockholders of record should go to the meeting website at www.virtualshareholdermeeting.com/AJG2021, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

Stockholders are encouraged to log in to the Annual Meeting website before the Annual Meeting begins. Online check-in will be available approximately 10 minutes before the meeting starts. Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be set forth in our meeting rules of conduct, which stockholders will be able to view during the meeting.

An electronic list of the stockholders of record as of the record date will be available for examination by stockholders at the Annual Meeting website during the meeting. For information on how to access the stockholder list from May 1, 2021 until the meeting, please contact our VP – Investor Relations, whose contact information is at www.ajg.com/ir.

We urge you to read the Proxy Statement for additional information concerning the matters to be considered at the Annual Meeting and then vote in accordance with the Board's recommendations. Your vote is very important to us.

By Order of the Board of Directors

WALTER D. BAY
SECRETARY

March 19, 2021

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 11, 2021:

We are making this Notice of Annual Meeting, this Proxy Statement, our 2020 Annual Report, and the Notice of Internet Availability of Proxy Materials available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these proxy materials to certain stockholders on or about March 19, 2021.

Proxy Statement

Table of Contents

Corporate Governance

Item 1 – Election of Directors

Evaluation Process for Director Candidates

The Nominating/Governance Committee considers director candidates suggested by stockholders, management or other members of the Board and may hire consultants or search firms to help identify and evaluate potential director candidates. For information regarding how stockholders can submit a director candidate for consideration by the Nominating/Governance Committee, as well as for information regarding "proxy access," see page 39.

The Nominating/Governance Committee evaluates director candidates by considering their judgment, qualifications, attributes, skills, integrity, gender, racial/ethnic diversity, international business or other experience relevant to our global activities, and other factors it deems appropriate. The Committee looks for candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility. The Committee seeks candidates free from relationships or conflicts of interest that could interfere with the director's duties to Gallagher or our stockholders. The Committee also evaluates candidates' independence and takes into account applicable requirements under Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards.

Board Diversity

Our Board of Directors reflects diversity of gender, race/ethnicity, nationality, age, professional background and viewpoints. Of our nine directors, two are women and one is racially/ethnically diverse. We are committed to maintaining a diverse and inclusive Board. In 2020, our Board adopted the "Rooney Rule" for director searches. Under this policy, our Governance Guidelines provide that, when recruiting director candidates, the Nominating/Governance Committee includes, and requests that any search firm it engages include, qualified women and racially/ethnically diverse persons in the pool from which new director nominees are chosen. The Committee actively seeks Board members from diverse backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

Board Nominees and Vote Required

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated our Chairman and CEO and each of the eight individuals listed below to hold office until the next annual meeting and the election and qualification of their successors or, if earlier, until their resignation, death or removal. Each of the nominees currently serves on the Board and has consented to serve for a new term if elected. However, if any nominee should become unable or unwilling to serve, the Board may nominate another person to stand for election or reduce the size of the Board.

Each director nominee who receives more "FOR" votes than "AGAINST" votes at the Annual Meeting will be elected. Any incumbent director nominee who receives a greater number of votes "AGAINST" election than votes "FOR" election is required to tender an offer of resignation for consideration by the Nominating/Governance Committee in accordance with our Governance Guidelines.

Independent Director Qualifications

The table below summarizes the key qualifications and areas of experience that led our Board to conclude that each independent director nominee is qualified to serve on our Board, but is not intended to be an exhaustive list of their qualifications or contributions.

Independent Directors	CEO Experience	Finance / Capital Markets	Legal / Compliance / Regulatory	Risk Management / Governance	Sales and Marketing	International	Insurance Industry
Sherry S. Barrat	X	X		X	X	X	
William L. Bax		X		X			
D. John Coldman	X		X			X	X
David S. Johnson	X			X	X	X	
Kay W. McCurdy		X	X	X			
Christopher C. Miskel	X				X	X	
Ralph J. Nicoletti		X		X		X	
Norman L. Rosenthal		X		X			X

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED BELOW

Sherry S. Barrat

Age: 71
Director Since: 2013

Independent

Committee Memberships:
Compensation (Chair)
Nominating/Governance
Risk and Compliance

Public Company Boards: 2

Ms. Barrat retired in 2012 as Vice Chairman of Northern Trust Corporation, a global financial holding company headquartered in Chicago, Illinois. She assumed the role of Vice Chairman in March 2011. From 2006 to 2011, Ms. Barrat served as Global President of Northern Trust's personal financial services business, which provides asset management, fiduciary, estate and financial planning, and private banking services to individuals and families around the world. During her 22-year career at Northern Trust, Ms. Barrat served in various other leadership roles and as a member of the Northern Trust Management Committee. Since 1998, Ms. Barrat has served as a director of NextEra Energy, Inc., one of the largest publicly traded electric power companies in the United States, where she serves as lead director and on the compensation and governance & nominating committees. Since 2013, Ms. Barrat has also served as an independent trustee or director of certain Prudential Insurance mutual funds, where she serves as vice chair of the investment review committee and a member of the governance & nominating and compliance committees.

Skills and Qualifications

Ms. Barrat's qualifications to serve on our Board and chair our Compensation Committee include her executive management, operational and financial experience, in particular her deep understanding of the financial services industry and her experience leading a global client service and sales organization.

William L. Bax

Age: 77
Director Since: 2006

Independent

Committee Memberships:
Audit
Risk and Compliance (Chair)

Public Company Boards: 1

Mr. Bax was Managing Partner of the Chicago office of PricewaterhouseCoopers (PwC), an international accounting, auditing and consulting firm, from 1997 until his retirement in 2003, and was a partner in the firm for 26 years. Mr. Bax previously served as a director of Sears, Roebuck & Co., a publicly traded retail company, from 2003 to 2005; Andrew Corporation, a publicly traded communications products company, from 2006 to 2007; and mutual fund companies Northern Funds/Northern Institutional Funds, from 2006 to 2018.

Skills and Qualifications

Mr. Bax's qualifications to serve on our Board and include his 26 years as a partner and six years as head of PwC's Chicago office, his tenure on the boards of two public companies and his experience advising public companies on accounting and disclosure issues.

D. John Coldman, OBE

Age: 73
Director Since: 2014

Independent

Committee Memberships:
Compensation

Public Company Boards: 1

Mr. Coldman began his career at WT Greig, a reinsurance broker. In 1988, he became Managing Director and in 1996 was appointed Chairman of The Benfield Group, the world's leading independent reinsurance and risk intermediary, until its acquisition by Aon Corporation in 2008. From 2001 to 2006, Mr. Coldman served as Deputy Chairman and a Member of Council of Lloyd's of London. He is also a past Chairman of Brit PLC, a publicly traded global specialty insurer and reinsurer, from 1996 to 2000, and Omega Insurance Holdings Limited, a publicly traded insurance and reinsurance group, from 2010 to 2012.
Mr. Coldman served as the non-executive Chairman of Roodlane Medical Ltd., a privately held healthcare services provider, from 2007 to 2011. A U.K. citizen, Mr. Coldman was appointed an Officer of the Order of the British Empire (OBE) in the Queen's Birthday Honours List 2017, for "services to business, young people, and charity."

Skills and Qualifications

Mr. Coldman's qualifications to serve on our Board include his international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, and his experience with public company matters and mergers and acquisitions.

J. Patrick Gallagher, Jr.

Age: 69
Director Since: 1986

Chairman of the Board Since: 2006

Public Company Boards: 1

Mr. Gallagher has spent his entire career with Arthur J. Gallagher & Co. in a variety of management positions, starting as a Production Account Executive in 1974, then serving as Vice President of Operations from 1985 to 1990, as President and Chief Operating Officer from 1990 to 1995, and as President and Chief Executive Officer since 1995. From 2011 to 2019, Mr. Gallagher served on the board of directors of InnerWorkings, Inc., a global, publicly traded provider of managed print, packaging and promotional solutions, where he was appointed to its compensation and nominating/governance committees. He serves on the Board of Trustees of the American Institute for Chartered Property Casualty Underwriters and on the Board of Founding Directors of the International Insurance Foundation.

Skills and Qualifications
Mr. Gallagher is the only member of management serving on the Board. His 47 years of experience with our company and 35 years of service on the Board, his deep knowledge of our company and the insurance industry and his extensive leadership experience greatly enhance the Board's decision making and enable Mr. Gallagher to serve as a highly effective Chairman of the Board.

David S. Johnson

Age: 64
Director Since: 2003

Independent Lead Director Since: 2016

Committee Memberships:
Compensation
Nominating/Governance
Risk and Compliance

Public Company Boards: 1

Mr. Johnson served as Chief Executive Officer of North America for Aryzta AG, a publicly traded global food business, from 2018 to 2020, and as Non-Executive Chairman from January 2020 to February 2021. From 2009 to 2017, he served as President and Chief Executive Officer of the Americas for Barry Callebaut AG, the world's largest manufacturer of cocoa and chocolate products, where he also served on the global executive committee. Mr. Johnson served as President and Chief Executive Officer, and as a member of the board, of Michael Foods, Inc., a food processor and distributor, from 2008 to 2009, and as Michael Foods' President and Chief Operating Officer from 2007 to 2008. From 1986 to 2006, Mr. Johnson served in a variety of senior management roles at Kraft Foods Global, Inc., a global food and beverage company, most recently as President of Kraft Foods North America, and as a member of Kraft Foods' Management Committee. Prior to that, he held senior positions in marketing, strategy, operations, procurement and general management at Kraft Foods.

Skills and Qualifications
Mr. Johnson's qualifications to serve on our Board and as Lead Director include his experience as a senior executive of global businesses and his knowledge of corporate governance and executive compensation best practices.

Kay W. McCurdy

Age: 70
Director Since: 2005

Independent

Committee Memberships:
Compensation
Nominating/Governance (Chair)
Risk and Compliance

Public Company Boards: 1

Ms. McCurdy practiced corporate and finance law from 1975 to 2019 at the law firm of Locke Lord LLP, where she was a partner from 1983 to 2012 and Of Counsel from 2012 to 2019. She served on the firm's Executive Committee from 2004 to 2006. During her career as a corporate and finance attorney, Ms. McCurdy represented numerous companies on a wide range of matters, including financing transactions, mergers and acquisitions, securities offerings, executive compensation and corporate governance. Ms. McCurdy served as a director of Trek Bicycle Corporation, a leading bicycle manufacturer, from 1998 to 2007. In recognition of her ongoing commitment to director education and boardroom excellence, the National Association of Corporate Directors (NACD) has named Ms. McCurdy a NACD Governance Fellow every year since 2010. She is also a director and secretary of the Chicago chapter of NACD.

Skills and Qualifications
Ms. McCurdy's qualifications to serve on our Board and chair the Nominating/Governance Committee include her experience advising companies regarding legal, public disclosure, corporate governance, mergers and acquisitions and executive compensation issues. Ms. McCurdy is also NACD Directorship Certified.

Christopher C. Miskel

Age: 46
Director Since: 2020

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Since 2017, Mr. Miskel has served as President and Chief Executive Officer of Versiti, Inc., one of the largest independent blood products supply companies in the United States. From 2013 to 2017, Mr. Miskel served in senior management roles at Baxter International Inc., a publicly traded healthcare company, Baxalta Incorporated, which spun off from Baxter in July 2015, and Shire plc, which acquired Baxalta in June 2016. During this period, Mr. Miskel served as Vice President, U.S. BioScience National Accounts from 2013 to 2014, as Vice President, Plasma Strategy and New Product Development from 2014 to 2015, and as Head – Global Immunology from 2015 to 2017. Prior to 2013, he served in roles of increasing responsibility at Eli Lilly and Company, a publicly traded healthcare company. His tenure at Lilly included management experience in Australia and New Zealand. Mr. Miskel also currently serves as a member of the Medical College of Wisconsin Board of Trustees, the Board of Directors of the Milwaukee Regional Medical Center, and on the Executive Committee of the Board of Blood Centers of America.

Skills and Qualifications

Mr. Miskel's qualifications to serve on our Board include his senior executive experience, his involvement in setting strategy for large businesses such as Lilly, Baxter, Baxalta and Shire, his extensive sales and marketing experience, and his knowledge of the healthcare industry and related privacy and cybersecurity issues.

Ralph J. Nicoletti

Age: 63
Director Since: 2016

Independent

Committee Memberships:
Audit (Chair)

Public Company Boards: 1

Mr. Nicoletti has served as Senior Vice President and Chief Financial Officer of The AZEK Company, Inc., a publicly traded building products company, since January 2019. Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Newell Brands, Inc., a publicly traded consumer goods company, from June 2016 to December 2018, and as Executive Vice President and Chief Financial Officer of Tiffany & Co., a publicly traded jewelry business, from April 2014 to May 2016. Prior to joining Tiffany, Mr. Nicoletti was Executive Vice President and Chief Financial Officer of Cigna Corporation, a publicly traded global health services and insurance company, from 2011 to 2013; and of Alberto Culver, Inc., a publicly traded manufacturer and distributor of beauty products, from 2007 to 2011. Prior to that, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc., finishing his tenure there as Senior Vice President of Corporate Audit.

Skills and Qualifications

Mr. Nicoletti's qualifications to serve on our Board and chair our Audit Committee include his experience as a senior executive of global businesses, his deep financial management expertise, capital markets experience and his experience managing privacy and cybersecurity issues.

Norman L. Rosenthal, Ph.D.

Age: 69
Director Since: 2008

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Since 1996, Dr. Rosenthal has been President of Norman L. Rosenthal & Associates, Inc., a management consulting firm that specializes in the property and casualty insurance industry. He is also an affiliated partner of Lindsay Goldberg LLC, a private equity firm. Dr. Rosenthal served on the board and as a member of the compensation committee of National Interstate Corporation, a publicly traded insurance company specializing in commercial transportation exposures, from June 2015 until it was acquired by another insurance company in November 2016. He currently serves on the board of The Plymouth Rock Company, a privately held group of auto and homeowners' insurance companies, as well as that of its subsidiary, Plymouth Rock Management Company of New Jersey. Prior to 1996, Dr. Rosenthal spent 15 years practicing in the property and casualty insurance industry at Morgan Stanley & Co., finishing his tenure there as Managing Director. Dr. Rosenthal holds a Ph.D. in Business and Applied Economics, with an insurance focus, from the Wharton School of the University of Pennsylvania.

Skills and Qualifications

Dr. Rosenthal's qualifications to serve on our Board include his extensive experience in the insurance and finance industries and his experience as an investment analyst.

Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of the Chairman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

David Johnson has served as our independent Lead Director since 2016. The duties and responsibilities of the independent Lead Director are set forth below.

Independent Lead Director Duties & Responsibilities
Act as a liaison between the Chairman and the independent directors
Be available for consultation and communication with stockholders as appropriate
Call and preside over executive sessions of the independent directors without the Chairman or other members of management present
Consult with the Chairman and approve Board meeting agendas and schedules
Consult with the Chairman and approve information provided to the Board
Consult with committee chairs with respect to agendas and information needs relating to committee meetings
Work closely with and act as an advisor to the Chairman; be available to discuss with other directors concerns about the company or the Board and relay those concerns, where appropriate, to the Chairman or other members of the Board; and be familiar with corporate governance best practices
Provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict
Perform such other duties and responsibilities as the Board may determine

The independent directors meet regularly in executive sessions. Executive sessions are held at the beginning and at the end of each regularly scheduled in-person or telephonic Board meeting. Other executive sessions may be called by the Lead Director at his discretion or at the request of the Board. The committees of the Board also meet regularly in executive sessions. Executive sessions are chaired by our independent Lead Director. The Board believes that its leadership structure as described above provides an effective framework for addressing the risks facing our company.

Director Independence

The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of Pat Gallagher, each of the other director nominees (Sherry S. Barrat, William L. Bax, D. John Coldman, David S. Johnson, Kay W. McCurdy, Christopher C. Miskel, Ralph J. Nicoletti, and Norman L. Rosenthal) is independent and that Frank E. English, Jr. was independent during the portion of 2020 when he served on the Board.

Board's Role in Risk Oversight

The Board has delegated primary responsibility for risk oversight at Gallagher to the Risk and Compliance Committee. However, the Board retains overall responsibility for risk oversight and reviews significant risk matters at the full-Board level when appropriate. For example, during 2020, the Board dedicated several meetings to the company's management of risks related to cybersecurity and the COVID-19 pandemic. With respect to the pandemic, the Board reviewed steps taken by the company to strengthen our liquidity profile, manage expenses, and ensure the wellbeing of our employees during the crisis, among other things.

The Risk and Compliance Committee oversees enterprise risk management (ERM) and compliance with laws and regulations. Among other things, the Committee regularly reviews our major risk exposures and management's activities to monitor and mitigate such exposures, reviews our business continuity and crisis management framework, including our incident response plans, reviews and discusses with management the risk appetite statements that are included in the risk register, monitors the effectiveness of management's process to identify the laws and regulations applicable to us in the jurisdictions in which we operate and receives reports and presentations as appropriate from outside advisors, such as the independent auditors, compensation consultant or legal counsel, regarding risks facing us and our risk management and ethics and compliance programs. Our Global Chief Compliance Officer and our Global Chief Information Officer attend each meeting of the Committee and report on significant compliance, data privacy and cybersecurity issues. The company also has a management-level ERM Committee consisting of a Chair and senior personnel representing functional and business areas within the company, with broad oversight of ERM. The Chair of the ERM Committee attends each meeting of the Risk and Compliance Committee and reports on the company's most significant risk exposures and other ERM matters. See page 8, below, for additional information regarding the responsibilities and activities of the Risk and Compliance Committee.

The other committees of the Board oversee the management of risks within their areas of responsibility. The Risk and Compliance Committee coordinates and communicates with these other committees as appropriate. In addition, to facilitate coordination and communication between the committees with respect to risk matters, the Risk and Compliance Committee includes at least one member from each other committee. The Risk and Compliance Committee (and each other committee as appropriate) reports regularly to the Board regarding our major risks and steps undertaken to monitor and mitigate such risks.

For each committee of the Board, the tables below set forth its primary responsibilities, including certain key matters relating to risk oversight, as well as its membership, independence, and number of meetings held in 2020.

| **Audit Committee**

Met 5 times in 2020

Committee Members:
Ralph J. Nicoletti (Chair)
William L. Bax
Christopher C. Miskel
Norman L. Rosenthal | The Audit Committee's responsibilities include general oversight of the integrity of our financial statements; finance activities; our compliance with legal and regulatory requirements; our independent registered public accounting firm's qualifications and independence; the performance of our internal audit function and independent registered public accounting firm; and, in coordination with the Risk and Compliance Committee, enterprise risk assessment and management. The Audit Committee manages our relationship with our independent registered public accounting firm and is responsible for the appointment, retention, termination and compensation of the independent auditor.

Internal Audit

The Committee oversees an internal audit department, the head of which reports directly to the Committee (on matters other than day-to-day operations). The internal audit department is independent from management and the Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures to the Audit Committee or Risk and Compliance Committee, as appropriate.

Independence and Audit Committee Financial Experts

Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. In addition, the Board has determined that each of Mr. Bax and Mr. Nicoletti qualifies as an "audit committee financial expert" under SEC rules. |

Compensation Committee

Met 6 times in 2020

Committee Members:
Sherry S. Barrat (Chair)
D. John Coldman
David S. Johnson
Kay W. McCurdy

The Compensation Committee's responsibilities include reviewing and approving compensation arrangements for our executive officers, including our CEO; reviewing the company's strategies and policies related to human capital management; administering our equity compensation and other benefit plans; and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees (see "Compensation Risk Oversight" below). The Compensation Committee engaged a compensation consultant to assist it in carrying out its duties and responsibilities in 2020. The Committee has the sole authority to retain and terminate such compensation consultant and the sole authority to approve such consultant's fees and other retention terms. For more information regarding the role of the Committee's compensation consultant in setting compensation, see page 24.

Workforce Diversity Oversight

The Compensation Committee reviews the company's strategies and policies related to human capital management, including diversity and inclusion, workplace environment and culture, and talent development and retention. The Committee receives annual reports on diversity and inclusion from the company's Chief Human Resources Officer.

Compensation Risk Oversight

The Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Committee, the Committee has determined that our compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, the Committee and management noted the following:

(i)   no single business unit bears a disproportionate share of our overall risk profile;

(ii) no single business unit is significantly more profitable than the other business units;

(iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded;

(iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company;

(v)   our annual cash incentive program caps payouts at 200% of target awards; and

(vi) our performance share units are capped at 200% of target awards and are based on average performance over a three-year measurement period.

In addition, a significant portion of our senior executives' compensation is deferred and invested in Gallagher stock through our Deferred Equity Participation Plan and our senior executives own significant amounts of Gallagher stock. Stock options vest on the third, fourth and fifth anniversaries of the grant date and restricted stock units vest on the fifth anniversary of the grant date. Based on the above, the Committee believes that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on executive officers' annual compensation, and encourage steady and consistent long-term performance by our executive officers.

Independence

Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.

Nominating/ Governance Committee

Met 4 times in 2020

Committee Members:
Kay W. McCurdy (Chair)
Sherry S. Barrat
David S. Johnson

The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates; recommending changes to the Board's size and composition; reviewing and making recommendations to the Board with respect to outside director compensation; recommending director independence standards and governance guidelines; and reviewing legal and regulatory compliance risks relating to corporate governance, including the company's political contributions and lobbying activities. The Committee also reviews related party transactions to evaluate whether our directors and executive officers have conflicts of interest that could interfere with their ability to carry out their duties to the company.

Board Diversity and Succession Planning

As part of succession planning for the Board and key Board and committee leadership roles, the Committee takes into consideration candidates' judgment, skills, integrity, gender, racial/ethnic diversity, and business or other experience the Board may find valuable in light of the company's anticipated business needs. In support of its strategy to promote diversity on the Board, the Board adopted a policy that the Committee must include qualified women and racially/ethnically diverse candidates in the pool from which new director nominees are chosen.

Independence

Each member of the Nominating/Governance Committee is independent under NYSE standards.

Risk and Compliance Committee

Met 2 times in 2020*

Committee Members:
William L. Bax (Chair)
Kay W. McCurdy
Sherry S. Barrat
David S. Johnson

*Committee met for the first time in July 2020.

The Risk and Compliance Committee's responsibilities include reviewing the company's risk management program, including risk identification, risk tolerance, risk assessment and risk mitigation; reviewing management's approach to identify and prioritize the company's most significant risk exposures and discussing with management the steps that have been taken to monitor and control such exposures; reviewing the company's management of risks related to cybersecurity and information security; receiving regular reports from the company's Global Chief Information Officer and Global Chief Information Security Officer regarding the overall status of the company's information security program; reviewing the company's business continuity and crisis management framework, including the company's incident response plans; and reviewing the company's ethics and compliance program, including the company's Global Standards of Business Conduct and significant legal and regulatory compliance matters.

Cybersecurity Risk Oversight

On a quarterly basis, the company's Global Chief Information Officer and Global Chief Information Security Officer update the Committee on the company's cybersecurity program. As part of this update, they provide the Committee with a written report. The Chair of the Committee informs the Board of any key updates during quarterly reports to the Board. When appropriate, the full Board also receives updates and reports from the Global Chief Information Officer and Global Chief Information Security Officer with respect to these topics.

Climate Risk Oversight

Our management-level ERM Committee identifies climate risks facing the company, which are reviewed and discussed by senior management and the Risk and Compliance Committee, including a discussion of potential mitigation strategies. Please see the Risk Factors section of our Annual Report on Form 10-K for a discussion of these risks.

Independence

Each member of the Risk and Compliance Committee is independent under NYSE standards.

Other Board Matters

Attendance. The Board expects each director to attend and participate in all Board and applicable committee meetings and annual meetings of stockholders. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly his or her responsibilities at each meeting and to ensure other commitments do not materially interfere with his or her service on the Board. During 2020, the Board met 16 times. All of the nominees attended 75% or more of the aggregate meetings of the Board and the committees on which they served during 2020. In addition, all ten directors then serving on the Board attended the 2020 Annual Meeting.

Stockholder Communications with the Board. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Lead Director, the non-management directors as a group or any director individually may do so by writing to their attention at our principal executive offices, Arthur J. Gallagher & Co., c/o Corporate Secretary, 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Where appropriate, our Lead Director is available for consultation and communication with stockholders.

Corporate Governance Materials. We are committed to sound and effective corporate governance. To that end, the Board has adopted Governance Guidelines that set forth principles to assist it in determining director independence and other important corporate governance matters. The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation, Nominating/Governance and Risk and Compliance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We will provide a copy of the Global Standards or Governance Guidelines without charge to any person who requests a copy by writing to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards with respect to any of our directors or executive officers by posting such information on our website.

Director Compensation

The Board sets the amount and form of non-employee director compensation based upon recommendations made by the Nominating/ Governance Committee. In 2020, the Nominating/Governance Committee assessed the competitiveness of our director pay program against the same peer group that is used to assess the competitiveness of our executive compensation program and also in reference to an industry survey. The Committee found that total pay levels for our Board were at the median of our peers.

The annual cash retainer is $105,000 and the target value of the annual equity grant is $150,000. On May 12, 2020, each non-employee director was granted 1,860 restricted stock units that vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Committee Chairs receive additional annual fees as follows: $25,000 for the Audit Committee, $20,000 for each of the Compensation Committee and Risk and Compliance Committee, and $15,000 for the Nominating/Governance Committee. The Lead Director receives an additional annual fee of $30,000. Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings.

In May 2020, due to uncertainty surrounding the COVID-19 pandemic and its potential impact on our business, the Nominating/ Governance Committee voted to reduce the cash retainer portion of director compensation by 20% through the end of 2020. The annual cash retainer portion of director compensation reverted to $105,000 for 2021.

Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. All of our directors with five or more years of service meet these guidelines.

Directors may elect to defer all or a portion of their annual cash retainer or restricted stock units under our Deferral Plan for Nonemployee Directors. Deferred cash retainers and restricted stock units are converted to notional stock units, which are credited to individuals' accounts along with dividend equivalents when dividends are paid on our common stock. Deferred restricted stock units are distributed in the form of common stock, and deferred cash retainers and accrued dividend equivalents are distributed in cash, at a date specified by each director or upon such director's departure from the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[3]	All Other Compensation	Total ($)
Sherry S. Barrat	117,125	161,876	—	279,001
William L. Bax	119,625	161,876	20,748[4]	302,249
D. John Coldman	97,125	161,876	—	259,001
Frank E. English, Jr.[1]	97,125	161,876	—	259,001
David S. Johnson	127,125	161,876	—	289,001
Kay W. McCurdy	112,125	161,876	—	274,001
Christopher C. Miskel[2]	70,875	161,876	—	232,751
Ralph J. Nicoletti	115,875	161,876	—	277,751
Norman L. Rosenthal	97,125	161,876	—	259,001

(1) Mr. English passed away in December 2020.

(2) Mr. Miskel joined the Board of Directors on March 12, 2020.

(3) This column represents the full grant date fair value of restricted stock units granted in 2020 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of restricted stock units, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020. Each director (other than Mr. English, whose award vested upon his death in December 2020) had 1,860 unvested restricted stock units outstanding as of December 31, 2020.

(4) In May 2020, in light of safety concerns during the COVID-19 pandemic, the company chartered one flight for Mr. Bax and his wife for non-business related travel.

Certain Relationships and Related Person Transactions

How We Review and Approve Related Person Transactions

We review all relationships and transactions exceeding $120,000 in which the company participates and in which any related person (our directors and executive officers or their immediate family members and any persons owning 5% or more of our common stock) had or will have a direct or indirect material interest. The company's legal staff is primarily responsible for reviewing such relationships and transactions based on the facts and circumstances, and for developing and implementing processes and controls for obtaining and evaluating information about related person transactions. As required by SEC rules, we disclose in this Proxy Statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Nominating/Governance Committee reviews and approves, ratifies or disapproves any such related person transaction. In the course of reviewing and determining whether or not to approve or ratify a disclosable related person transaction, the Committee considers the following factors:

- Nature of the related person's interest in the transaction

- Material transaction terms, including the amount involved

- Whether the transaction is on terms no less favorable than could have been reached with an unrelated third party

- For employment arrangements, whether compensation is commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions

- Importance and potential benefits of the transaction to the related person and to the company

- Whether the transaction would impair a director or executive officer's judgment to act in the company's best interest

- Whether the transaction was undertaken in the ordinary course of business

- Any other matters the Committee deems appropriate, including the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct.

Related Person Transactions for 2020

In 2020, the following relatives of Pat Gallagher were employed with us: (i) his sister is head of a specialty sales unit within our brokerage segment, and received compensation of $949,180; (ii) one of his sons leads our brokerage operations for the Americas, and received compensation of $1,694,430; (iii) another son is a branch manager within our brokerage segment, and received compensation of $833,057; and (iv) a third son is a leader within our brokerage segment in Australia, and received compensation of $398,223. A son of Tom Gallagher is a producer within our brokerage segment, and received compensation of $253,656. In addition, the partner of Joel Cavaness, one of our executive officers, is a client service leader within our brokerage segment and she received compensation of $458,684. The compensation (salary, bonus, and the grant value of equity and cash awards) of each related person described above was commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Tom Gallagher, one of our named executive officers, is a brother of our CEO. His compensation is disclosed in the *2020 Summary Compensation Table* below.

Security Ownership by Certain Beneficial Owners and Management

The table below presents information concerning beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock (as of December 31, 2020); (ii) each of our named executive officers, directors and director nominees (as of March 15, 2021); and (iii) all of our executive officers and directors as a group (as of March 15, 2021). The percentage calculations in this table are based on a total of 195,186,329 shares of our common stock outstanding as of the close of business on March 15, 2021. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. In addition, unless otherwise indicated, the address for all persons named below is c/o Arthur J. Gallagher & Co., 2850 Golf Road, Rolling Meadows, Illinois 60008-4050.

Name	Shares of Common Stock[1]	Common Stock Issuable Within 60 Days of March 20, 2020		Total Beneficial Ownership	Percent of Common Stock Outstanding
		Stock Options	Restricted Stock Units [2]		
5% Stockholders					
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	21,066,109	N/A	N/A	21,066,109	10.8%
BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10055	20,229,733	N/A	N/A	20,229,733	10.4%
Named executive officers, directors and nominees					
Pat Gallagher	957,897[5]	126,169	—	1,084,066	*
Doug Howell	255,866[6]	49,669	—	305,535	*
Tom Gallagher	548,947[7]	72,769	—	621,716	*
Scott Hudson	46,039[8]	91,318	—	137,357	*
Walt Bay	29,946[9]	24,669	—	54,615	*
Sherry S. Barrat	19,108	—	1,860	20,968	*
William L. Bax	42,420	—	1,860	44,280	*
D. John Coldman	9,292	—	1,860	11,152	*
David S. Johnson	45,498	—	1,860	47,358	*
Kay W. McCurdy	30,252	—	1,860	32,112	*
Christopher C. Miskel	—	—	1,860	1,860	*
Ralph J. Nicoletti	10,167	—	1,860	12,027	*
Norman L. Rosenthal	33,975[10]	—	1,860	35,835	*
All directors and executive officers as a group (18 people)	**2,209,564**	**464,336**	**14,880**	**2,688,780**	**1.4%**

* Less than 1%

(1) Includes "notional stock units" held under our Supplemental Plan (see page 28) for executive officers. Under this plan, some of our executive officers have deferred equity awards upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-employee director unvested restricted stock units vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(3) Share total obtained from a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group. Vanguard disclosed that it had sole voting power with respect to zero of these shares, shared voting power with respect to 321,910 shares, sole investment power with respect to 20,220,030 shares, and shared investment power with respect to 846,079 shares.

(4) Share total obtained from a Schedule 13G/A filed on January 27, 2021 by BlackRock, Inc. BlackRock disclosed that it had sole voting power with respect to 18,346,115 of these shares and sole investment power with respect to the full number of shares disclosed.

(5) Includes 54,551 notional stock units (see footnote (1) above); 220,386 shares held in trust for the benefit of his children by his wife, Anne M. Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 244,690 shares held in a revocable trust of which his wife is the sole trustee and over which he has no voting or investment power and therefore disclaims beneficial ownership; 255,965 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; 66,703 shares held in an irrevocable trust of which he is the sole trustee; 23,448 shares held in trust for the benefit of his children of which he is the sole trustee; and 121 shares held in his 401(k) account.

(6) Includes 183,351 notional stock units (see footnote (1) above); 3,165 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership; and 121 shares held in his 401(k) account.

(7) Includes 8,974 notional stock units (see footnote (1) above); 96,007 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 55,280 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 31,671 shares held by his wife, over which he has no voting or investment power; 66,709 shares held in an irrevocable trust of which he is the sole trustee; and 121 shares held in his 401(k) account.

(8) Includes 1,787 notional stock units (see footnote (1) above) and 121 shares held in his 401(k) account.

(9) Includes 2,881 notional stock units (see footnote (1) above) and 121 shares held in his 401(k) account.

(10) Includes 2,500 shares held in a joint brokerage account with Caryl G. Rosenthal and 2,000 shares held in a joint brokerage account with Marisa F. Rosenthal. These are both margin securities accounts with no loans outstanding. Dr. Rosenthal has shared voting and investment power with respect to these shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,682,724[1]	65.09[2]	17,378,611[3]
Equity compensation plans not approved by security holders	8,000[4]	—	—
Total	9,690,724	65.09[2]	17,378,611

(1) This amount includes the following:

- 7,470,244 shares that may be issued in connection with outstanding stock options;
- 234,295 shares that may be issued in connection with earned performance share units, and unearned performance share units valued at target levels; and
- 1,978,185 unvested restricted stock units.

(2) Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3) This amount includes the following:

- 11,395,893 shares available under the 2017 Long-Term Incentive Plan; and
- 5,982,718 shares available under our Employee Stock Purchase Plan.

(4) This amount represents deferred restricted stock units under the Restricted Stock Plan, an equity compensation plan not approved by stockholders under which we have outstanding awards. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.

Audit Matters

Item 2 – Ratification of Appointment of Independent Auditor

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. As a matter of good governance, the Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP's fees for professional services rendered to us for the fiscal years ended December 31, 2020 and 2019:

	2020	2019
Audit Fees(1)	$4,723,000	$4,590,000
Audit-Related Fees(2)	1,420,000	1,251,000
Tax Compliance Fees(3)	1,022,000	873,000
Tax Advisory Fees(4)	525,000	1,810,000
All Other Fees(5)	7,000	24,000
Totals	$7,697,000	$8,548,000

(1) Audit fees include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, and statutory audits required internationally.

(2) Audit-related fees principally include due diligence in connection with acquisitions, issuance of service auditor reports (SOC 1 and SOC 2) related to operations at one of our subsidiaries and advisory work related to our compliance with foreign statutory requirements.

(3) Tax compliance fees include fees associated with the preparation of our annual Federal, state and international tax returns.

(4) Tax advisory fees include tax advice and tax planning related to Federal, state and international tax matters.

(5) All other fees principally include fees for access to an online accounting information database.

Audit and audit-related fees were higher in 2020 due to an increase in audit fees and scope of services. Tax compliance fees were higher in 2020 due to an increase in scope of services. Tax advisory fees were lower in 2020 due to a reduction in scope of services.

Audit Committee Pre-Approval Policies and Procedures

All audit services, audit-related services, tax services and other services for fiscal years 2020 and 2019 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2021

Audit Committee Report

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of the company's financial statements, risk assessment and risk management, and compliance with legal and regulatory requirements. The Audit Committee manages the company's relationship with and is responsible for the appointment, retention, termination and compensation of Ernst & Young LLP. Ernst & Young LLP has served as the company's auditor since 1973. The Audit Committee reviews Ernst & Young LLP's independence, capabilities, expertise, performance and fees in deciding whether to retain its services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements, accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing the company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the company's internal controls over financial reporting. The Audit Committee monitors the financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

- Reviewed and discussed with management and Ernst & Young LLP the company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 and its internal control over financial reporting as of December 31, 2020;

- Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (PCAOB) and the SEC; and

- Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the PCAOB, including the requirements under PCAOB Rule 3526, and has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC. The Audit Committee believes that the retention of Ernst & Young LLP to serve as the company's independent registered public accounting firm is in the best interests of the company.

AUDIT COMMITTEE

Ralph J. Nicoletti (*Chair*)
William L. Bax
Christopher C. Miskel
Norman L. Rosenthal

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the compensation of the following named executive officers:

- **Pat Gallagher**   Chairman, President and Chief Executive Officer

- **Doug Howell**   Chief Financial Officer

- **Tom Gallagher**   President – Global P/C Brokerage

- **Scott Hudson**   President – Risk Management

- **Walt Bay**   General Counsel and Secretary

Non-GAAP financial measures. See Annex A for additional information regarding the non-GAAP financial measures referred to in this Proxy Statement (adjusted revenue, adjusted EBITDAC, and adjusted EBITDAC per share, as defined for our annual cash incentive and performance share unit programs, and adjusted EBITDAC margin and organic revenue growth), including required reconciliations to the most directly comparable GAAP financial measures.

Overview of Our Executive Compensation Program

The Compensation Committee believes that our executive compensation program promotes the long-term interests of the company and its stockholders. We reward performance by emphasizing a balance of short- and long-term compensation vehicles. The key principles and features of the program are set forth below.

Principle	Program Features
Pay for Performance	• Our program emphasizes at-risk incentive award opportunities tied to key financial measures. • Maximum award opportunities under our annual cash incentive program are determined based on achievement of adjusted revenue and adjusted EBITDAC growth goals set by the Committee. Final award determinations reflect the Committee's consideration of additional factors including organic revenue growth, adjusted EBITDAC margin, divisional performance and individual achievement. • Performance share units, representing 75% of our CEO's and a significant portion of other executive officers' long-term incentive compensation, are tied to three-year growth in adjusted EBITDAC per share.
Stockholder Alignment	• Performance share units, stock options, restricted stock units and Deferred Equity Participation Plan (DEPP) awards encourage executive officers to pursue the growth of our business in a way that benefits stockholders over the long term. • Collectively, our executive officers own significant amounts of Gallagher stock and are subject to rigorous stock ownership guidelines (six times salary for CEO, four times for CFO and three times for other executive officers). All of our executive officers meet these guidelines.
Attract and Retain World-Class Talent	• Compensation elements and award opportunities enable us to compete effectively for executive talent. • The Compensation Committee engages a compensation consultant to conduct a market assessment to ensure that our program is highly competitive. • High performers are awarded above-target pay when company performance goals are exceeded. • DEPP awards encourage retention over the long term by requiring executives to remain employed with us through at least age 62 in order to vest in their awards.
Committee Discretion	• While annual incentive awards are determined primarily based on achievement of company performance objectives, the Committee exercises discretion when necessary to adjust awards based on factors such as individual or division performance, changes in accounting standards, economic or business conditions, adherence to our cultural values or similar matters.

Key Pay and Governance Practices

The Compensation Committee continually evaluates emerging best practices related to executive compensation and governance and considers modifications to our executive compensation program that support our strategic objectives, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with the long-term interests of the company. The following charts summarize certain of our key pay and governance practices.

What We Do	What We Don't Do
✔ Double-trigger change-in-control agreements	✘ No single-trigger change-in-control payments in our 2017 Long-Term Incentive Plan or our change in control agreements
✔ Our 2017 Long-Term Incentive Plan requires the Board to approve any accelerated payouts on a change in control (i.e., not single-trigger)	✘ No guaranteed incentive awards for senior executives
✔ Performance share units (PSUs) with three-year performance period	✘ No employment agreement with any of our named executive officers
✔ Minimum vesting requirements for equity awards under our plans. In practice, PSUs cliff vest in three years, stock options vest ratably over years three through five, and RSUs cliff vest in five years	✘ No pledging of common stock by executive officers and directors without prior approval
✔ Stock ownership guidelines for executive officers and directors	✘ No hedging of common stock by directors, executive officers or employees
✔ Clawback policy for equity and cash incentive awards	✘ No excessive perquisites or related tax gross-ups
✔ Our by-laws provide for proxy access (3% ownership / 3 years / group of up to 20 / greater of 20% of Board seats or 2 directors)	✘ No new excise tax gross-ups upon change in control
	✘ No stock option repricing, stock option cash buy-outs, or liberal share recycling in equity plans

Stockholder Views

When making determinations regarding corporate governance and executive compensation, our Board of Directors pays close attention to the views of our stockholders, including the 93.0% approval rate received for our "say on pay" proposal in 2020. In light of this strong level of support, the Compensation Committee did not make any changes to our executive compensation program as a result of the 2020 "say on pay" proposal.

In addition, during the year, members of our management team and one of our Board members engaged with certain of our large stockholders to discuss various environmental, social and governance (ESG) and executive compensation matters. We communicated stockholder views arising from these discussions to our Board of Directors. Based in part on feedback from our stockholders, in January 2020, the Board adopted a "proxy access" by-law amendment and approved changes to its Governance Guidelines formalizing a diversity search policy for Board nominees. In addition, in August 2020, we released a sustainability report including ESG-related disclosures aligned with applicable standards of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD).

2020 Compensation

Components of Compensation for Named Executive Officers

Compensation Element	Objective	Key Features
Base Salary	Recognize the experience and expertise of our named executive officers and compensate them for fulfilling the duties and responsibilities of their positions	Base salaries reflect internal pay equity considerations and may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions
Annual Cash Incentives	Reward strong operational and financial performance that further short-term strategic objectives	Maximum annual cash incentive opportunities are tied to significant growth in adjusted revenue and adjusted EBITDAC. Final awards are subject to the Committee's discretion and are determined by the Committee based on various factors, including the company's organic revenue growth, divisional financial performance and individual achievement See page 20 for more information
Long-Term Incentives Performance share units (PSUs), stock options and restricted stock units	Tie a significant portion of compensation to our long-term performance, promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders	PSUs, stock options and restricted stock units each tie named executive officers' long-term wealth to the performance of our stock while multi-year vesting requirements reinforce sustainable value creation and promote retention of key executives Long-term incentive opportunities are greater for named executive officers with a greater direct impact on long-term company performance See pages 20 to 23 for more information
Deferred Equity Participation Plan (DEPP)	Promote retention of named executive officers and align their financial interests with those of stockholders	Vesting of awards is delayed until named executive officers reach age 62, and for one-year increments after such age Each named executive officer has made irrevocable elections to invest their awards in a fund representing our common stock See page 28 for more information

Annual Cash Incentives

In 2020, the Compensation Committee approved maximum award opportunities under our annual cash incentive program, to be determined as follows: (i) target award opportunities of 200% of base salary for our CEO and 100% of base salary for our other named executive officers, multiplied by (ii) a percentage determined by the combination of adjusted revenue growth and adjusted EBITDAC growth set forth in the table below. While there is no specified performance threshold under this program, the Compensation Committee retains discretion to reduce awards for performance that does not meet its objectives.

		Adjusted Revenue Growth*				
		0% to 2.49%	2.5% to 4.99%	5% to 7.49%	7.5% to 9.99%	> 10%
Adjusted EBITDAC Growth*	0% to 4.99%	100%	100%	100%	100%	100%
	5% to 9.99%	100%	100%	125%	125%	150%
	10% to 13.99%	100%	125%	150%	150%	175%
	14% to 19.99%	100%	125%	150%	175%	200%
	>20%	100%	150%	**175%**	200%	200%

* We define "**adjusted revenue**" the same here as we do in our other filings (i.e., revenue for the brokerage segment and revenue before reimbursements for the risk management segment excluding gains on sales of books of business and adjusted to remove the effect of foreign currency translation). However, we define "**adjusted EBITDAC**" for our annual cash incentives and performance share units as follows: EBITDAC for the brokerage and risk management segments excluding (i) gains on sales of books of business, (ii) lease abandonment and workforce termination charges, and (iii) the effect of foreign currency translation. Unlike adjusted EBITDAC as presented in our most recent earnings release, in this context the measure does *not* exclude acquisition integration costs and other acquisition-related adjustments.

For the annual cash incentive program, the Compensation Committee uses adjusted revenue growth and adjusted EBITDAC growth as defined because it believes these measures:

• incentivize our executives to make business decisions that align with the long-term interests of our stockholders,

• hold our executives accountable for acquisition-related expenses associated with our merger and acquisition activity, and

• provide strong line of sight between operating decisions and the annual cash incentives earned by our executives.

Despite the difficult operating environment resulting from the COVID-19 pandemic, in 2020, we achieved adjusted revenue growth of 5.9% and adjusted EBITDAC growth of 20.9%. Based on this performance, as highlighted in the table above, each named executive officer qualified for a maximum award opportunity of 175% of his target award. Final awards for each named executive officer, discussed under *2020 Compensation Actions*, were determined in the discretion of the Committee taking into account achievements of the company, the applicable division and each individual, among other factors. The Committee did not modify performance objectives or grant discretionary awards in response to the pandemic.

Long-Term Incentives

In 2020, the Compensation Committee determined a target long-term incentive award value (as a percentage of base salary) for each named executive officer. The Committee based this target value upon a number of factors including retention considerations, internal pay equity, our historical practices and external market data (see discussion of pay comparison groups on page 24). For our CEO and named executive officers who lead an operating division (Tom Gallagher and Scott Hudson), the target award value was allocated between PSUs and stock options. For Doug Howell and Walt Bay, who lead our financial and legal operations, respectively, the Committee allocated the target award value among PSUs, stock options and restricted stock units. PSUs make up the largest portion of each named executive officer's award due to the Committee's commitment to drive business performance and align executive interests with stockholder interests.

For the PSUs, the Compensation Committee uses a three-year average of adjusted EBITDAC per share growth (as defined) because it believes this measure:

• incentivizes our executives to make business decisions that align with the long-term interests of our stockholders,

• holds our executives accountable for acquisition-related expenses associated with our merger and acquisition activity,

• provides strong line of sight between operating decisions and the long-term incentives earned by our executives, and

• by calculating it on a per-share basis, ensures that we maintain an optimal capital structure and act as effective stewards of our stockholders' investment.

Set forth below is the target award value and allocation between award types for each named executive officer.

Named Executive Officer	Target Percent of Salary	Target Grant Amount	Performance Share Units	Stock Options	Restricted Stock Units
Pat Gallagher	315%	$3,937,500	75%	25%	—
Doug Howell	125%	$1,125,000	60%	20%	20%
Tom Gallagher	125%	$1,125,000	60%	40%	—
Scott Hudson	125%	$ 875,000	60%	40%	—
Walt Bay	125%	$ 843,750	50%	30%	20%

Performance Share Units (PSUs). PSUs are granted on a provisional basis and are earned based on our average annual growth in "adjusted EBITDAC" per share (see the definition of "adjusted EBITDAC" under *Annual Cash Incentives*) over a three-year period. The award is forfeited for growth less than 4%; 4-9% growth results in a number of earned PSUs interpolated on a straight-line basis between 50% and 100%; 9-14% growth results in a number of earned PSUs interpolated on a straight-line basis between 100% and 200%; and growth above 14% results in named executive officers earning 200% of their original award amounts. Earned PSUs vest on the third anniversary of the grant date and settle in shares. For 2020, our one-year growth in adjusted EBITDAC per share was 17.7%. PSUs granted in 2020 and earned on the basis of average 2020-2022 performance will vest on March 12, 2023 and PSUs granted in 2019 and earned on the basis of average 2019-2021 performance will vest on March 14, 2022. Based on 2018-2020 average annual growth in adjusted EBITDAC per share of 14.4%, named executive officers earned 200% of PSUs granted in 2018. See *2020 Option Exercises and Stock Vested* for more information.

Stock Options and Restricted Stock Units. Stock options vest one-third on each of the third, fourth and fifth anniversaries of the grant date and restricted stock units cliff vest on the fifth anniversary of the grant date. See *Outstanding Equity Awards at 2020 Year-End* and *2020 Option Exercises and Stock Vested* for information regarding vesting and exercise activity in 2020 for these awards.

Perquisites

In light of travel safety concerns during the COVID-19 pandemic, the Board of Directors determined that named executive officers should use chartered aircraft for business travel, as well as for personal travel when approved by our CEO. The company does not provide tax gross-ups on perquisites, including with respect to the imputed income from personal use of chartered aircraft. See footnote 5 to the *2020 Summary Compensation Table* for information about any such expenses for named executive officers in 2020.

2020 Compensation Actions

Pat Gallagher – Chairman and CEO

Performance	Compensation
In a year of significant challenges due to the COVID-19 pandemic and resulting economic fallout, the Compensation Committee believes that Pat Gallagher performed extremely well in 2020, leading the company to 5.9% adjusted revenue growth, 20.9% adjusted EBITDAC growth and 17.7% adjusted EBITDAC per share growth in our combined brokerage and risk management segments (for definitions of these measures see *Annual Cash Incentives* above). Gallagher's total return to stockholders in 2020 was 32.2%. This performance compares favorably to the S&P 500 and S&P P&C Insurance indices, which had total shareholder returns of 18.4% and 6.3%, respectively.	Based on Pat Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2020:
	Base salary – remained the same, at $1,250,000.
	Annual cash incentive – $4,375,000, 175% of his target award.
In addition, the Committee recognized the following aspects of Mr. Gallagher's performance:	**2020 target PSU award** – 34,270 PSUs with a grant date value of $2,953,046.
Organic growth. The company achieved 2.3% organic revenue growth during the year, 3.2% in the brokerage segment and -2.7% in the risk management segment.	**Stock option award** – 68,550 stock options with an exercise price of $86.17 and a grant date value of $684,815.
	DEPP award – $1,500,000.
Mergers and acquisitions. The company completed 27 acquisitions representing $251.4 million in acquired annualized revenue.	At the beginning of 2020, the Compensation Committee approved an increase in Pat Gallagher's 2020 target annual cash incentive award from 150% to 200% of base salary and an increase in his 2020 target long-term incentive award from 225% to 315% of base salary.
Quality and productivity. The company increased its adjusted EBITDAC margin 383 basis points to 30.7%.	In early 2021, the Compensation Committee continued to refine certain elements of Pat Gallagher's compensation to reward the company's consistently strong financial performance over recent years and better align his compensation with the compensation of similarly situated CEOs in our peer group. The Committee increased his base salary from $1,250,000 to $1,300,000 and his target long-term incentive award from 315% to 360% of base salary. These changes will be discussed in greater detail in the 2022 Proxy Statement.
Capital management. The company returned $348.4 million to stockholders as dividends, maintained significant liquidity and remained well within its debt covenants.	
Culture. Despite the vast majority of our colleagues working apart from one another due to the pandemic, Mr. Gallagher continued to effectively promote our culture to colleagues around the world. In addition, for the tenth consecutive year, the company was proud to be recognized by Ethisphere as a World's Most Ethical Company.	Over the past three years, our total return to stockholders (including dividends) was 107.6%, while Pat Gallagher's compensation increased by 41.7%. The Compensation Committee believes that, with the changes noted above, Pat Gallagher's compensation is appropriately aligned with the long-term interests of the company and its stockholders.

Doug Howell – Chief Financial Officer

Performance	Compensation
The Committee evaluated Doug Howell's performance in light of the company's overall performance as described above for Pat Gallagher. In addition, the Committee considered the following items:	Based on Doug Howell's and the company's performance, the Compensation Committee made the following compensation decisions for 2020:
	Base salary – remained the same, at $900,000.
• his contributions as a member of the senior management team to the company's strong overall financial performance;	**Annual cash incentive** – $1,575,000, 175% of his target award.
• in response to the pandemic, his leadership of significant expense saving initiatives resulting in an increase of our adjusted EBITDAC margin by 383 basis points to 30.7%;	**2020 target PSU award** – 8,560 PSUs with a grant date value of $737,615.
• $575 million of debt placements;	**Stock option award** – 17,130 stock options with an exercise price of $86.17 and a grant date value of $171,129.
• successful execution and financing of our acquisition program using primarily cash and debt; and	**Restricted stock unit award** – 2,850 restricted stock units with a grant date value of $245,585.
• $69.8 million of net earnings from our clean energy investments.	**DEPP award** – $550,000.

Tom Gallagher – President, Global P/C Brokerage

Performance	Compensation
In evaluating Tom Gallagher's performance in 2020, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • the strong financial performance of our global P/C brokerage business, including 9.1% adjusted revenue growth, 26.9% adjusted EBITDAC growth and 4.8% organic revenue growth; • completion by our global P/C brokerage business of 16 acquisitions representing $201 million in acquired annualized revenue; and • successful integration of Jardine Lloyd Thompson's global aerospace operations, which we acquired in 2019.	Based on Tom Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2020: **Base salary** – remained the same, at $900,000. **Annual cash incentive** – $1,575,000, 175% of his target award. **2020 target PSU award** – 7,830 PSUs with a grant date value of $674,711. **Stock option award** – 31,340 stock options with an exercise price of $86.17 and a grant date value of $313,087. **DEPP award** – $500,000.

Scott Hudson – President, Risk Management

Performance	Compensation
In evaluating Scott Hudson's performance in 2020, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • in response to challenges caused by the pandemic, including a significant reduction in claim counts, achieved meaningful expense savings resulting in 2.4% adjusted EBITDAC growth despite a 1.9% decline in adjusted revenue; and • continued progress by the risk management segment in expanding adoption of our service centers in India and Las Vegas.	Based on Scott Hudson's and the company's performance, the Compensation Committee made the following compensation decisions for 2020: **Base salary** – remained the same, at $700,000. **Annual cash incentive** – $1,225,000, 175% of his target award. **2020 target PSU award** – 6,090 PSUs with a grant date value of $524,775. **Stock option award** – 24,370 stock options with an exercise price of $86.17 and a grant date value of $243,456. **DEPP award** – $450,000.

Walt Bay – General Counsel and Secretary

Performance	Compensation
In evaluating Walt Bay's performance in 2020, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • strong leadership of the company's legal and compliance departments; • successful management of the company's legal and reputational risks, including the ransomware incident disclosed in our most recent Annual Report on Form 10-K, litigation, mergers and acquisitions and regulatory compliance issues; and • his role as a strategic advisor to our Board, CEO and executive management team on key legal and business matters.	Based on Walt Bay's and the company's performance, the Compensation Committee made the following compensation decisions for 2020: **Base salary** – remained the same, at $675,000. **Annual cash incentive** – $1,181,250, 175% of his target award. **2019 target PSU award** – 4,900 PSUs with a grant date value of $422,233. **Stock option award** – 17,630 stock options with an exercise price of $86.17 and a grant date value of $176,124. **Restricted stock unit award** – 2,250 restricted stock units with a grant date value of $193,882. **DEPP award** – $400,000.

Compensation Decision-Making Process

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our equity plans, setting thresholds, targets and maximum awards for incentive compensation, establishing performance measures and approving final award amounts. To determine compensation opportunities for our named executive officers, the Committee takes into account the compensation objectives noted earlier under *Components of Compensation for Named Executive Officers*, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors and the strategic value of a given role, among other factors.

Tally Sheets

The Compensation Committee also considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide:

- a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control);

- details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent four-year period and a projection for the coming year; and

- an analysis of equity and deferred compensation, which provides insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price.

This information provides a comprehensive context in which the Committee can determine the appropriate type and amount of compensation for each named executive officer.

Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

Role of the Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) as its independent executive compensation consultant. In connection with its engagement, Pearl Meyer reviewed 2020 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed all elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design. The Committee assessed Pearl Meyer's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Committee.

Comparative Market Assessment

The Compensation Committee reviews compensation data from two different comparison groups as a market reference for its named executive officer compensation decisions.

Proxy Comparison Group

The Compensation Committee uses the Proxy Comparison Group as a reference point for our compensation plan structure, pay mix, general equity granting practices and individual pay levels.

This group is focused on our direct competitors for executive talent. Its members are selected from insurance brokers and carriers and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The companies listed below under "Insurance Brokers" are of particular interest for the Compensation Committee. Although Aon, Marsh & McLennan and Willis Towers Watson are larger than we are on several size dimensions, the Committee believes it is important to understand their compensation programs given that they compete with us the most directly. Additionally, we are similarly-sized to the median-sized company in the broader peer group.

The Compensation Committee used the companies set forth below for the 2020 analysis. There were no changes from 2019.

Insurance Brokers
Aon plc
Brown & Brown, Inc.
Marsh & McLennan Companies, Inc.
Willis Towers Watson plc

Insurance Carriers
Alleghany Corporation
American Financial Group Inc.
Arch Capital Group Ltd.
Axis Capital Holdings Ltd.
W.R. Berkley Corp.
CNA Financial Corp.
The Hanover Insurance Group
Markel Corp.
Old Republic International Corp.
Unum Group

Professional / Financial Services Firms
Fidelity National Financial, Inc.
Raymond James Financial, Inc.

Survey Comparison Group

The Compensation Committee also uses a Survey Comparison Group as a reference point for individual pay levels for certain executive positions.

This group consists of insurance and general industry companies similar to us in total assets, revenue or number of employees. In 2020, the Compensation Committee reviewed pay data from a published survey conducted by Aon-Hewitt.

Results of the Comparative Market Assessment

For 2020, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as each individual element of compensation. Data from the Proxy Comparison Group and Survey Comparison Group were used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation.

The comparative market assessment showed that total direct compensation for both Pat Gallagher and our named executive officer group was generally competitive with the Proxy Comparison Group.

Compensation Committee Report

The Compensation Committee oversees the company's compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth above.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company's 2021 Proxy Statement and incorporated by reference in its 2020 Annual Report on Form 10-K, which it files with the SEC.

COMPENSATION COMMITTEE

Sherry S. Barrat *(Chair)*
D. John Coldman
David S. Johnson
Kay W. McCurdy

Executive Compensation Tables

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5]	Total ($)
Pat Gallagher Chairman, President and Chief Executive Officer	2020	1,250,000	2,953,046	684,815	4,375,000	98,106	1,816,494	11,177,460
	2019	1,250,000	2,103,166	471,776	3,750,000	120,475	1,265,199	8,960,616
	2018	1,250,000	1,902,906	383,778	3,281,250	5,001	1,240,019	8,062,954
Doug Howell Chief Financial Officer	2020	900,000	983,200	171,129	1,575,000	3,566	716,222	4,349,116
	2019	900,000	897,377	151,011	1,800,000	3,849	671,219	4,423,456
	2018	900,000	916,083	138,123	1,575,000	—	656,068	4,185,274
Tom Gallagher President – Global P/C Brokerage	2020	900,000	674,711	313,087	1,575,000	79,381	657,767	4,199,945
	2019	900,000	672,536	302,022	1,800,000	96,662	549,991	4,321,211
	2018	900,000	686,178	276,246	1,575,000	—	1,073,473	4,510,897
Scott Hudson President – Risk Management	2020	700,000	524,775	243,456	1,225,000	—	557,362	3,250,593
	2019	700,000	523,304	234,549	1,225,000	—	526,225	3,209,078
	2018	700,000	534,087	215,064	1,225,000	—	506,754	3,180,905
Walt Bay General Counsel and Secretary	2020	675,000	616,115	176,124	1,181,250	—	528,205	3,176,694
	2019	675,000	614,833	169,754	1,350,000	—	478,840	3,288,427
	2018	675,000	626,049	155,736	1,181,250	—	467,033	3,105,068

(1) This column includes the full grant date fair value of PSUs and restricted stock units granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Maximum payouts for the PSU awards as of the date of grant were as follows: Pat Gallagher – $5,906,092; Doug Howell – $1,475,230; Tom Gallagher – $1,349,422; Scott Hudson – $1,049,550; and Walt Bay – $844,466. For a discussion of PSUs, see page 20. For additional information on the valuation assumptions with respect to stock grants, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020.

(2) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 10 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020.

(3) This column represents annual performance-based cash incentive awards related to services rendered in 2018, 2019 and 2020. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards were paid fully in cash in March of 2019 and 2020 and April of 2021, respectively.

(4) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2018, such figures were as follows: Doug Howell – $(922) and Tom Gallagher – $(27,308). Scott Hudson and Walt Bay do not have any accrued benefits under our pension plan.

(5) For 2020, includes the following:

Named Executive Officer	DEPP Awards* ($)	Supplemental Plan Match** ($)	401(k) Match*** ($)	Corporate Auto & Insurance ($)	Financial Advisory Services ($)	Chartered Aircraft**** ($)	Club Memberships Not Exclusively For Business Use, Cell Phone Allowance, Corporate Event Tickets ($)
Pat Gallagher	1,500,000	235,750	14,250	8,664	—	31,850	25,980
Doug Howell	550,000	120,750	14,250	8,664	11,112	—	11,446
Tom Gallagher	500,000	120,000	14,250	5,064	—	14,570	3,883
Scott Hudson	450,000	82,000	14,250	—	11,112	—	—
Walt Bay	400,000	85,000	14,250	8,664	11,112	—	9,179

***Deferred Equity Participation Plan (DEPP)*

Deferred cash awards under the DEPP are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DEPP do not vest until participants reach age 62 (or the one-year anniversary of the date of grant for participants over the age of 61, which applies to Pat Gallagher and Tom Gallagher). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

****Supplemental Savings and Thrift Plan (Supplemental Plan) Match*

The Supplemental Plan allows certain highly compensated employees (those with compensation greater than an amount set annually by the IRS) to defer up to 80% of their base salary and annual cash incentive payment. We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Such employees may also defer restricted stock units and PSUs, but these deferrals are not subject to company matching. Amounts held in the Supplemental Plan accounts are payable as of the employee's termination of employment, or at such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

*****401(k) Match*

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the Internal Revenue Service (IRS). For fiscal 2020, we matched an amount equal to one dollar for every dollar an employee contributed on the first 5% of his or her regular earnings, subject to standard IRS compensation limits. The 401(k) Plan has other standard terms and conditions.

******Chartered Aircraft*

Amounts in this column represent the incremental cost to the company of personal use of aircraft chartered by the company. See page 21 for additional information. The incremental cost is calculated as the actual cost billed to the company for the applicable chartered flight. Where more than one executive officer was on the same flight, the cost was allocated proportionally between them. The imputed income attributable to such flights was taxable income and the associated taxes were not reimbursed or paid by the company.

2020 Grants of Plan-Based Awards

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Pat Gallagher	LTIP(1)	3/12/20	—	—	—	—	—	—	—	68,550	86.17	684,790
	LTIP(3)	3/12/20	—	—	—	17,135	34,270	68,540	—	—	—	2,953,046
	ANNUAL(4)	N/A	N/A	2,500,000	5,000,000	—	—	—	—	—	—	N/A
Doug Howell	LTIP(1)	3/12/20	—	—	—	—	—	—	—	17,130	86.17	171,123
	LTIP(2)	3/12/20	—	—	—	—	—	—	2,850	—	—	245,585
	LTIP(3)	3/12/20	—	—	—	4,280	8,560	17,120	—	—	—	737,616
	ANNUAL(4)	N/A	N/A	900,000	1,800,000	—	—	—	—	—	—	N/A
Tom Gallagher	LTIP(1)	3/12/20	—	—	—	—	—	—	—	31,340	86.17	313,076
	LTIP(3)	3/12/20	—	—	—	3,915	7,830	15,660	—	—	—	674,711
	ANNUAL(4)	N/A	N/A	900,000	1,800,000	—	—	—	—	—	—	N/A
Scott Hudson	LTIP(1)	3/12/20	—	—	—	—	—	—	—	24,370	86.17	243,448
	LTIP(3)	3/12/20	—	—	—	3,045	6,090	12,180	—	—	—	524,775
	ANNUAL(4)	N/A	N/A	700,000	1,400,000	—	—	—	—	—	—	N/A
Walt Bay	LTIP(1)	3/12/20	—	—	—	—	—	—	—	17,630	86.17	176,117
	LTIP(2)	3/12/20	—	—	—	—	—	—	2,250	—	—	193,882
	LTIP(3)	3/12/20	—	—	—	2,450	4,900	9,800	—	—	—	422,233
	ANNUAL(4)	N/A	N/A	675,000	1,350,000	—	—	—	—	—	—	N/A

(1) Stock options under our 2017 Long-Term Incentive Plan, vesting one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2) Restricted stock units under our 2017 Long-Term Incentive Plan, vesting on the fifth anniversary of the grant date.

(3) The amounts represent the range of possible shares issuable to each named executive officer on the third anniversary of the grate date related to performance share units under our 2017 Long-Term Incentive Plan. See page 21.

(4) The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in April 2021, related to 2020 performance under our annual cash incentive program. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. The amounts actually paid to each named executive officer are reported in the "Non-Equity Incentive Plan Compensation" column of the *2020 Summary Compensation Table* and footnote (3) thereto.

Outstanding Equity Awards at 2020 Fiscal Year-End

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Pat Gallagher	51,000	0	46.17	3/11/22	—	—	—	—
	41,934	20,966	43.71	3/17/23	—	—	—	—
	19,434	38,866	56.86	3/16/24	—	—	—	—
	0	41,400	70.74	3/15/25	—	—	—	—
	0	44,050	79.59	3/14/26	—	—	—	—
	0	68,550	86.17	3/12/27	—	—	—	—
					53,800	6,655,598	60,695	15,017,157
Doug Howell	1,200	0	46.87	3/12/21	—	—	—	—
	19,100	0	46.17	3/11/22	—	—	—	—
	17,801	8,899	43.71	3/17/23	—	—	—	—
	6,601	13,199	56.86	3/16/24	—	—	—	—
	0	14,900	70.74	3/15/25	—	—	—	—
	0	14,100	79.59	3/14/26	—	—	—	—
	0	17,130	86.17	3/12/27	—	—	—	—
					37,375	4,623,661	17,010	4,208,614
Tom Gallagher	27,700	0	46.87	3/12/21	—	—	—	—
	26,800	0	46.17	3/11/22	—	—	—	—
	23,601	11,799	43.71	3/17/23	—	—	—	—
	12,434	24,866	56.86	3/16/24	—	—	—	—
	0	29,800	70.74	3/15/25	—	—	—	—
	0	28,200	79.59	3/14/26	—	—	—	—
	0	31,340	86.17	3/12/27	—	—	—	—
					19,400	2,399,974	16,280	4,027,998
Scott Hudson	6,650	0	46.87	3/12/21	—	—	—	—
	52,600	0	46.17	3/11/22	—	—	—	—
	20,467	10,233	43.71	3/17/23	—	—	—	—
	10,101	20,199	56.86	3/16/24	—	—	—	—
	0	23,200	70.74	3/15/25	—	—	—	—
	0	21,900	79.59	3/14/26	—	—	—	—
	0	24,370	86.17	3/12/27	—	—	—	—
					15,100	1,868,021	12,665	3,133,574

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Walt Bay	11,801	5,899	43.71	3/17/23	—	—	—	—
	7,267	14,533	56.86	3/16/24	—	—	—	—
	0	16,800	70.74	3/15/25	—	—	—	—
	0	15,850	79.59	3/14/26	—	—	—	—
	0	17,630	86.17	3/12/27	—	—	—	—
					29,350	3,630,889	9,125	2,257,708

(1) Stock options vest or vested in accordance with the following vesting schedules:

Expiration Date	One-third vests on each of:
3/12/21	March 12, 2017, March 12, 2018 and March 12, 2019
3/11/22	March 11, 2018, March 11, 2019 and March 11, 2020
3/17/23	March 17, 2019, March 17, 2020 and March 17, 2021
3/16/24	March 16, 2020, March 16, 2021 and March 16, 2022
3/15/25	March 15, 2021, March 15, 2022 and March 15, 2023
3/14/26	March 14, 2022, March 14, 2023 and March 14, 2024
3/12/27	March 12, 2023, March 12, 2024 and March 12, 2025

(2) The following table provides information with respect to the vesting of each named executive officer's unvested restricted stock units and earned performance share units as of December 31, 2020:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Scott Hudson	Walt Bay
3/17/21	Restricted Stock Units*	—	5,350	—	—	5,350
3/16/22	Restricted Stock Units*	—	3,700	—	—	4,550
3/15/23	Restricted Stock Units*	—	3,250	—	—	4,000
3/14/24	Restricted Stock Units*	—	2,825	—	—	3,500
3/12/25	Restricted Stock Units*	—	2,850	—	—	2,250
3/15/21	Performance Share Units**	53,800	19,400	19,400	15,100	9,700
Total		53,800	37,375	19,400	15,100	29,350

* Granted in 2016, 2017, 2018, 2019 and 2020 (vesting five years from the date of grant).

** Granted in 2018; 200% of award earned based on our 2018-2020 performance.

(3) The amounts in this column are based on a closing stock price of $123.71 for our common stock on December 31, 2020.

(4) The following table provides information with respect to the vesting of each named executive officer's unearned unvested performance share units as of December 31, 2020:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Scott Hudson	Walt Bay
3/14/22	Performance Share Units*	26,425	8,450	8,450	6,575	4,225
3/12/23	Performance Share Units**	34,270	8,560	7,830	6,090	4,900
Total		60,695	17,010	16,280	12,665	9,125

  *   Granted in 2019, to be earned on the basis of 2019-2021 performance. See page 21 for more information.

  **   Granted in 2020, to be earned on the basis of 2020-2022 performance. See page 21 for more information.

(5) The amounts in this column are based on a closing stock price of $123.71 for our common stock on December 31, 2020 and a 200% payout.

2020 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1] [2]	Value Realized on Vesting ($) [1]
Pat Gallagher	106,400	7,231,574	56,158	4,541,949
Doug Howell	80,000	5,231,150	23,042	1,939,470
Tom Gallagher	21,300	1,487,273	17,974	1,453,702
Scott Hudson	21,750	1,459,030	17,670	1,487,705
Walt Bay	12,600	920,595	12,424	1,061,963

(1) These columns reflect the vesting of restricted stock units and performance share units, as applicable. Restricted stock units awarded on March 11, 2015 vested on March 11, 2020 with value realized of $94.98 per share plus accrued cash dividend equivalents. Performance share units awarded on March 16, 2017 were earned at 172% on the basis of 2017-2019 performance and vested on March 16, 2020 with value realized of $79.85 per share plus accrued cash dividend equivalents.

(2) Pursuant to the terms of the Supplemental Plan (see page 28), Doug Howell deferred receipt of half of his performance share units vesting in 2020. He elected a lump-sum distribution in July 2023.

2020 Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#) [1]	Present Value of Accumulated Benefit ($)
Pat Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	998,634
Doug Howell	Arthur J. Gallagher & Co. Employees' Pension Plan	1	31,337
Tom Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	648,959
Scott Hudson	Arthur J. Gallagher & Co. Employees' Pension Plan	—	—
Walt Bay	Arthur J. Gallagher & Co. Employees' Pension Plan	—	—

(1) The last year of credited service was 2005. Total years of actual service were as follows at December 31, 2020: Pat Gallagher - 46; Doug Howell - 17; Tom Gallagher - 40; Scott Hudson - 10; and Walt Bay - 13.

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan).

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. All of our named executive officers with accumulated benefits under the plan are eligible to take this early retirement option. For additional information on the valuation assumptions with respect to pensions, refer to Note 13 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020.

2020 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($) [1]	Registrant Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($) [3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($) [4]	Aggregate Balance at Last Fiscal Year End ($) [4][5]
Pat Gallagher	DEPP	—	1,500,000	4,430,041	54,977	17,475,138
	Supplemental Plan	500,000	235,750	2,868,696	—	19,345,025
Doug Howell	DEPP	—	550,000	5,364,812	—	21,716,776
	Supplemental Plan	1,582,128	120,750	4,078,095	—	22,470,677
Tom Gallagher	DEPP	—	500,000	2,085,041	16,055,760	725,872
	Supplemental Plan	120,000	120,000	315,831	997,119	1,553,483
Scott Hudson	DEPP	—	450,000	2,326,217	—	9,332,940
	Supplemental Plan	110,250	82,000	212,246	—	1,061,346
Walt Bay	DEPP	—	400,000	2,481,918	—	9,989,286
	Supplemental Plan	85,000	85,000	(234,464)	—	2,595,711

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *2020 Summary Compensation Table*. For Doug Howell, the amount in this column also includes the value of performance share units which vested in 2020 and which he deferred until July 2023. For more information regarding such deferred by Doug Howell, see also footnote (2) to the *2020 Option Exercises and Stock Vested* table.

(2) These amounts are included in the "All Other Compensation" column of the *2020 Summary Compensation Table*.

(3) Amounts in this column are not included in the *2020 Summary Compensation Table*. These amounts represent the change in market value on deferred and matched amounts under the Supplemental Plan and on our contributions to the DEPP, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2020. Participants may direct their Supplemental Plan account balances into a number of deemed investment options that include mutual funds, an annuity product and a fund representing our common stock, and may change such deemed investments on any regular business day. Awards under the DEPP are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. Each of our named executive officers has elected the fund representing our common stock.

(4) For Pat Gallagher, this amount reflects an accelerated distribution under the DEPP to cover applicable taxes on vested awards. Tom Gallagher reached the age of 62 and vested and received a distribution in accordance with a prior election under the DEPP. He also received a distribution under the Supplemental Plan in accordance with a prior election.

(5) The DEPP amounts include the following amounts also reported as compensation in this and prior years' Summary Compensation Tables (as applicable): Pat Gallagher - $6,900,000; Doug Howell - $6,100,000; Tom Gallagher - $3,200,000; Scott Hudson - $1,250,000; and Walt Bay - $1,100,000.

2020 Potential Payments upon Termination or Change in Control

Change-in-Control Agreements

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors for talent have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A **Change in Control** occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the DEPP and the Supplemental Plan, except that our equity plans and the DEPP do not include subsection (iii) above.

- A **Termination** means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to Termination within 24 months after a Change in Control is entitled to receive:

- **Severance – two-times salary, bonus and annual cash incentive.** A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- **No new excise tax gross-up payments.** Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- **Participation in benefit plans.** The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.

Other Termination and Change-in-Control Payments

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2020 and use the closing price of our common stock on that date of $123.71. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario. Instead, these amounts are reflected in the *2020 Pension Benefits* and *2020 Non-qualified Deferred Compensation* tables presented above.

- **Stock options.** All of our named executive officers have outstanding stock options, which they are eligible to exercise upon termination of employment. If they are terminated for cause they are eligible to exercise all options that are vested at the time of termination, subject to the restrictive covenant and clawback provisions in their award agreements. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, their stock options would not be subject to forfeiture if their departure from the company is at least two years after the date of grant. If a named executive officer is terminated due to death or disability, all stock options vest and remain outstanding through their original expiration date. Upon a change in control, stock options granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and may be exercised through their original expiration date. For stock options granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **Restricted stock units.** Doug Howell and Walt Bay have outstanding restricted stock units. Upon a termination for cause, all unvested restricted stock units would lapse. Because they have reached the age of 55, upon a voluntary resignation or termination without cause, their restricted stock units would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately. Upon a change in control, all restricted stock units granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately. For restricted stock units granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **PSUs.** All of our named executive officers have outstanding PSUs. Upon a termination for cause, all unvested PSUs would lapse. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, the earned portion of PSUs would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately at target. Upon a change in control, all earned PSUs granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and the performance conditions for unearned PSUs are deemed satisfied at target levels or, if greater, on a *pro rata* basis based on actual achievement as of the date of the change in control. For PSUs granted after the approval of our 2017 Long-Term Incentive Plan, Board approval is required at a change in control both for accelerated vesting and for the deemed satisfaction of performance conditions described in the prior sentence.

- **DEPP.** All of our named executive officers participate in the DEPP. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or the one-year anniversary of the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Exchange Act filings) and (5) a change in control. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

- **Termination for Cause.** Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

- **No Liberal Change-in-Control Definitions in Equity Plans or DEPP.** None of our equity plans or the DEPP has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

	Executive Benefits and Payments Upon Separation	Voluntary Resignation	Death or Disability	Termination with Cause	Termination without Cause	Change in Control [1]	Termination without Cause or Resignation for Good Reason Following Change in Control
Pat Gallagher	Severance Pay	$ —	$ —	$ —	$ 1,250,000	$ —	$11,250,000
	Stock Options [2]	15,076,853	19,593,706	8,608,423	15,076,853	19,593,706	19,593,706
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	5,869,049	16,774,582	—	5,869,049	16,774,582	16,774,582
	DEPP [4]	15,297,523	17,475,138	15,297,523	17,475,138	17,475,138	17,475,138
	Benefit Plan Participation [5]	—	—	—	—	—	61,558
	Excise Tax Gross-Up	—	—	—	—	—	13,353,328
	Total	$36,243,425	$53,843,426	$23,905,946	$39,671,040	$53,843,426	$78,508,312
Doug Howell	Severance Pay	$ —	$ —	$ —	$ 588,462	$ —	$ 4,950,000
	Stock Options [2]	5,822,105	7,087,257	3,438,579	5,822,105	7,087,257	7,087,257
	Restricted Stock Units	1,556,258	2,270,889	—	1,556,258	2,270,889	2,270,889
	PSUs [3]	2,114,163	5,303,672	—	2,114,163	5,303,672	5,303,672
	DEPP	—	21,716,776	—	21,716,776	21,716,776	21,716,776
	Benefit Plan Participation [5]	—	—	—	—	—	56,480
	Excise Tax Gross-Up	—	—	—	—	5,341,965	8,166,179
	Total	$ 9,492,526	$36,378,594	$ 3,438,579	$31,797,763	$41,720,559	$49,551,253
Tom Gallagher	Severance Pay	$ —	$ —	$ —	$ 900,000	$ —	$ 4,950,000
	Stock Options [2]	9,532,045	13,531,239	6,925,833	9,532,045	13,531,239	13,531,239
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	2,116,349	5,212,378	—	2,116,349	5,212,378	5,212,378
	DEPP	—	725,872	—	—	725,872	725,872
	Benefit Plan Participation [5]	—	—	—	—	—	47,945
	Excise Tax Gross-Up	—	—	—	—	—	4,331,118
	Total	$11,648,394	$19,469,488	$ 6,925,833	$12,548,394	$19,469,488	$28,798,551
Scott Hudson	Severance Pay	$ —	$ —	$ —	$ 269,231	$ —	$ 3,850,000
	Stock Options [2]	10,300,049	12,181,127	6,902,202	10,300,049	12,181,127	12,181,127
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	1,647,261	4,055,980	—	1,647,261	4,055,980	4,055,980
	DEPP	—	9,332,940	—	9,332,940	9,332,940	9,332,940
	Benefit Plan Participation [5]	—	—	—	—	—	60,162
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$11,947,310	$25,570,046	$ 6,902,202	$21,549,481	$25,570,046	$29,538,145
Walt Bay	Severance Pay	$ —	$ —	$ —	$ 337,500	$ —	$ 3,712,500
	Stock Options [2]	3,763,226	5,124,358	1,429,879	3,763,226	5,124,358	5,124,358
	Restricted Stock Units	1,756,553	2,481,738	—	1,756,553	2,481,738	2,481,738
	PSUs [3]	1,058,174	2,729,373	—	1,058,174	2,729,373	2,729,373
	DEPP	—	9,989,286	—	9,989,286	9,989,286	9,989,286
	Benefit Plan Participation [5]	—	—	—	—	—	57,937
	Excise Tax Gross-Up	—	—	—	—	3,413,540	5,534,049
	Total	$ 6,577,953	$20,324,755	$ 1,429,879	$16,904,739	$23,738,295	$29,629,241

(1) For stock options, restricted stock units and PSUs granted after 2017, assumes Board approval of accelerated payouts at a change in control.

(2) A substantial portion of the values shown represent fully vested amounts, which are disclosed above under *Outstanding Equity Awards at 2020 Fiscal Year-end*.

(3) For purposes of this table we assume that unearned PSUs are valued at actual achievement as of December 31, 2020.

(4) The participant has reached age 62, which means that substantially all award balances under the plan are vested.

(5) Represents the lump sum present value of two years of benefits as described above under *Participation in benefit plans*.

Item 3 – Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in this Proxy Statement. This proposal, commonly known as "say-on-pay", gives our stockholders the opportunity to express their views on the compensation of our named executive officers. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually. Our stockholders will have the next opportunity to vote on such a proposal at the 2022 Annual Meeting.

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed since our founding in 1927. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders.

We encourage you to read our Compensation Discussion and Analysis on pages 17 to 25 of this Proxy Statement and our Executive Compensation tables on pages 27 to 36.

Resolution and Recommendation

The Board strongly endorses the company's compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this Proxy Statement, is hereby APPROVED.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Pat Gallagher, our CEO, to the annual total compensation of the median compensated of all our other employees who were employed as of December 31, 2020. For 2020, Pat Gallagher's total compensation was $11,177,460 and the annual total compensation of our median compensated employee was $62,398. The ratio between these two amounts was 179 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As of December 31, 2020, our total employee population consisted of approximately 32,811 employees. As permitted by the rule, we excluded approximately 1,031 non-U.S. employees, or less than 4% of our total U.S. and non-U.S. employee population, from the following non-U.S. jurisdictions: Colombia (187), Chile (109), Guernsey (106), Peru (84), Bermuda (77), Jersey (67), Sweden (64), Jamaica (57), Singapore (50), Barbados (43), Sri Lanka (29), Gibraltar (24), Isle of Man (21), Cayman Islands (21), Switzerland (19), Malta (17), Norway (17), Saint Lucia (11), Brazil (5), Saint Vincent and the Grenadines (4), Dominica (4), Antigua and Barbuda (3), Grenada (3), United Arab Emirates (3), Saint Kitts and Nevis (2), Ireland (2), Belgium (1), and Trinidad and Tobago (1). We also excluded approximately 835 employees of the businesses we acquired during 2020, which are identified in Note 4 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2020. After giving effect to these two adjustments, our employee population consisted of approximately 30,945 individuals.

We used 2020 gross taxable income as set forth in our payroll data to determine our "median employee," which we annualized for all permanent employees who did not work for the entire year. Once identified, we calculated the annual total compensation of our "median employee" for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the *2020 Summary Compensation Table* included in this Proxy Statement.

Questions & Answers About the Annual Meeting

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

What are broker non-votes?

A "broker non-vote" occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner and the beneficial owner fails to provide the nominee with such instructions. Under the rules of the NYSE, brokers, trustees or other nominees may generally vote on routine matters but cannot vote on non-routine matters. Only the ratification of the appointment of our independent auditor is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares.

Will any matters other than those identified in this Proxy Statement be decided at the Annual Meeting?

As of the date of this Proxy Statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate or the Board may choose to decrease the size of the Board or leave a vacancy on the Board.

Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 15, 2021 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 195,186,329 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

"Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and Internet voting facilities for record holders will close at 11:59 p.m.

Eastern Daylight Time on May 10, 2021. "Beneficial owners" will receive instructions from their broker or other intermediary (or should contact their broker or other intermediary for instructions) describing the procedures and options for voting. Shares held in the Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan must be voted by 5:00 p.m. Eastern Daylight Time on May 6, 2021.

What is the voting standard and the treatment of abstentions and broker non-votes for each item on the proxy card?

Voting Item	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors (Item 1)	Majority of votes cast	Not counted as votes cast and therefore no effect
Auditor ratification (Item 2)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes not applicable (routine matter, so brokers can vote)
Say-on-pay (Item 3)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes have no effect

What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and a Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary will not be allowed to vote your shares at the Annual Meeting for any matter other than ratification of the appointment of our independent auditor.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you are a record holder and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers).

What is "householding"?

Householding is a procedure approved by the SEC whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively consent to householding. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary. You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050 (telephone number: 630-773-3800).

What should I do if I receive more than one Internet Availability Notice or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

May I change my vote after I return my proxy?

Yes. If you are a record holder, even after you have submitted your proxy, you may revoke your proxy at any time before it is exercised by delivering a written notice of revocation to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. You may also revoke your proxy and change your vote at any time by timely mailing a proxy card that is properly signed and dated with a later date than your previous vote, by casting a later dated proxy via the Internet or telephone, or by voting on the Internet at the virtual Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Who will pay the costs of soliciting these proxies?

We will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners. In addition, we have hired Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist us in soliciting proxies, for which we will pay a fee of $10,000 plus their reasonable out-of-pocket expenses.

What is the deadline for submitting a director nominee under our "proxy access" by-law or a stockholder proposal under Rule 14a-8 to be included in the 2022 Proxy Statement?

Pursuant to Rule 14a-8, if a stockholder wants the company to consider a proposal for inclusion in our proxy materials for presentation at our 2022 Annual Meeting, the proposal should be addressed to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, must comply with all relevant SEC requirements, and must be received by us not later than close of business on November 19, 2021.

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding common stock continuously for at least three years to nominate and include in the company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, no earlier than the close of business on October 20, 2021 and no later than the close of business on November 19, 2021. For these purposes, "close of business" means 5:00 p.m. CDT. If the date of the Annual Meeting is more than 30 days before or after May 11, 2022, a notice under our proxy access by-law must be so delivered not earlier than the close of business on the 150th day prior to the 2022 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2022 Annual Meeting or the 10th day following the date the 2022 Annual Meeting date is publicly announced. Director nominations submitted pursuant to the proxy access provisions of our by-laws must comply with all of the requirements of our by-laws.

How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2022 Annual Meeting?

Under our by-laws, notice of any matter that is not submitted for inclusion in our Proxy Statement and proxy card for the 2022 Annual Meeting under Rule 14a-8, but that a stockholder instead wishes to present directly at the Annual Meeting, including director nominations outside of our proxy access by-law and other items of business, must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, not later than the close of business on February 10, 2022 and not earlier than the close of business on January 11, 2022. If the date of the 2022 Annual Meeting is more than 30 days before or after May 11, 2022, notice of any such matter must be delivered not earlier than the close of business on the 120th day prior to the date of the 2022 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2022 Annual Meeting or the 10th day following the date the 2022 Annual Meeting date is publicly announced. For these purposes, "close of business" means 5:00 p.m. CDT. We will not entertain any nominations or other items of business at the 2022 Annual Meeting that do not meet the requirements in our by-laws. If we do not receive notice of a matter by February 10, 2022 (or the applicable deadline if the 2022 Annual Meeting is more than 30 days before or after May 11, 2022), SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion when and if the matter is raised at the 2022 Annual Meeting. Any stockholder proposal relating to a director nomination should set forth all information relating to such person required to be disclosed in solicitations of proxies for contested director elections under Regulation 14A of the Exchange Act, including, among other things, the particular experience, qualifications, attributes or skills of the nominee that, in light of our business and structure, led to the stockholder's conclusion that the nominee should serve on the Board. The proposal should also include the director nominee's written consent to be named in our Proxy Statement as a nominee and to serve as a director if elected. Stockholders are also advised to review our by-laws, which contain additional disclosure and other requirements regarding the information to be included in the advance notices of stockholder proposals and director nominations.

How do I recommend a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our by-laws relating to director nominations brought before an annual meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

Annex A: Information Regarding Non-GAAP Measures

For 2020, the executive compensation performance measures used by the Compensation Committee were adjusted EBITDAC, adjusted EBITDAC per share, and adjusted revenue, in each case for our combined brokerage and risk management segments. The Committee believes that these measures align with the key components of our long-term strategy and drive our long-term stock price performance. Please see page [ ] in the body of this Proxy Statement for detailed information regarding these measures. In the context of 2020 compensation decisions, the Committee also considered our adjusted EBITDAC margin and organic revenue performance. For these measures, definitions and GAAP reconciliations are set forth below.

The measures discussed below are not in accordance with, or an alternative to, the GAAP information provided in this Proxy Statement. We believe that these presentations provide useful information to management, analysts and investors regarding financial and business trends relating to Gallagher's results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to adjusted EBITDAC margin and organic revenues, although they may not use the same or comparable terminology and may not make identical adjustments. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this Proxy Statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

Adjusted EBITDAC Margin – adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

• **EBITDAC** – We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

• **Adjusted EBITDAC** – We define this measure as EBITDAC adjusted to exclude net gains or losses on divestitures, acquisition integration costs, workforce and lease termination related charges, acquisition-related adjustments and the period-over-period impact of foreign currency translation, as applicable. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same periods in the prior year.

Please note that "adjusted EBITDAC" as defined on page 20 in the context of annual cash incentives and performance share units is the same as this definition, except that it does not exclude acquisition integration costs and other acquisition-related adjustments.

• **Adjusted EBITDAC margin** – We define this measure as adjusted EBITDAC divided by total adjusted revenues (for the brokerage segment) and total adjusted revenues before reimbursements (for the risk management segment). See table on the next page.

Organic Revenues – For the brokerage segment, organic change in base commission and fee revenues, supplemental revenues and contingent revenues exclude the first twelve months of such revenues generated from acquisitions and such revenues related to divested operations and program repricing in each year presented. These revenues are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of Gallagher in both the current and prior periods. In addition, organic change in base commission and fee revenues, supplemental revenues and contingent revenues excludes the period-over-period impact of foreign currency translation. For the risk management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions and the fee revenues related to operations disposed of in each year presented. In addition, change in organic growth excludes the period-over-period impact of foreign currency translation to improve the comparability of our results between periods by eliminating the impact of the items that have a high degree of variability or are due to the limited-time nature of these revenue sources.

These revenue items are excluded from organic revenues in order to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that are expected to continue in the current year and beyond. We have historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of our brokerage and risk management segments. We also believe that using this non-GAAP measure allows readers of our financial statements to measure, analyze and compare the growth from our brokerage and risk management segments in a meaningful and consistent manner.

All figures are unaudited and in millions except percentages

ADJUSTED REVENUE AND ADJUSTED EBITDAC MARGIN

ADJUSTED REVENUE	2020	2019
Brokerage – Revenue	$5,167.1	$4,901.5
Net gains (losses) on divestitures	5.8	(75.3)
Levelized foreign currency translation	—	(5.5)
Brokerage – Adjusted Revenue	**$5,172.9**	**$4,820.7**
Risk Management – Revenue before reimbursements	$ 821.7	$ 838.5
Levelized foreign currency translation	—	(0.5)
Risk Management – Adjusted Revenue before Reimbursements	**$ 821.7**	**$ 838.0**
Brokerage and Risk Management – Adjusted Revenue	**$5,994.6**	**$5,658.7**

EBITDAC – Brokerage	2020	2019
Net earnings	$ 866.0	$ 717.3
Provision for income taxes	276.3	229.2
Depreciation	73.5	66.6
Amortization	411.3	329.1
Change in estimated acquisition earnout payables	(29.7)	16.9
EBITDAC	**$1,597.4**	**$1,359.1**

EBITDAC – Risk Management	2020	2019
Net earnings	$ 66.9	$ 66.2
Provision for income taxes	22.5	22.2
Depreciation	49.4	46.2
Amortization	6.0	4.9
Change in estimated acquisition estimated payables	(3.2)	(1.6)
EBITDAC	**$141.6**	**$137.9**

EBITDAC – Brokerage and Risk Management	2020	2019
Net earnings	$ 932.9	$ 783.5
Provision for income taxes	298.8	251.4
Depreciation	122.9	112.8
Amortization	417.3	334.0
Change in estimated acquisition estimated payables	(32.9)	15.3
EBITDAC	**$1,739.0**	**$1,497.0**

ADJUSTED EBITDAC	2020	2019
Brokerage – EBITDAC	$1,597.4	$1,359.1
Net gains (loss) on divestitures	5.8	(62.3)
Acquisition integration	25.1	20.4
Workforce and lease termination	43.9	44.8
Acquisition related adjustments	19.2	16.8
Levelized foreign currency translation	—	(3.7)
Brokerage – Adjusted EBITDAC	**$1,691.4**	**$1,375.1**
Risk Management – EBITDAC	$ 141.6	$ 137.9
Workforce and lease termination	7.9	7.9
Levelized foreign currency translation	—	0.2
Risk Management – Adjusted EBITDAC	**$ 149.5**	**$ 146.0**
Brokerage and Risk Management – Adjusted EBITDAC	**$1,840.9**	**$1,521.1**
Brokerage and Risk Management – Adjusted Revenue	**$5,994.6**	**$5,658.7**
Brokerage and Risk Management – Adjusted EBITDAC Margin	**30.7%**	**26.9%**

ORGANIC REVENUE GROWTH

Brokerage – Organic Revenue Growth	2020	2019
Commissions and fees, as reported	$4,728.8	$4,394.8
Less commission and fees from acquisitions	(234.9)	—
Less divested operations and program repricing	—	(29.6)
Levelized foreign currency translation	—	(4.8)
Organic base commissions and fees	**$4,493.9**	**$4,360.4**
Supplemental revenues, as reported	$ 221.9	$ 210.5
Less supplemental revenues from acquisitions	(3.5)	—
Levelized foreign currency translation	—	(0.2)
Organic supplemental revenues	**$ 218.4**	**$ 210.3**
Contingent revenues, as reported	$ 147.0	$ 135.6
Less contingent revenues from acquisitions	(4.9)	—
Levelized foreign currency translation	—	(0.2)
Organic contingent revenues	**$ 142.1**	**$ 135.4**
Organic base commissions and fees, supplemental revenues and contingent revenues	**$4,854.4**	**$4,706.1**
Organic change in base commissions and fees, supplemental revenues and contingent revenues	**3.2%**	

Risk Management – Organic Revenue Growth	2020	2019
Fees	$815.3	$833.7
International performance bonus fees	5.7	3.2
Fees as reported	**821.0**	**836.9**
Less fees from acquisitions	(7.4)	—
Levelized foreign currency translation	—	(0.6)
Organic fees	**$813.6**	**$836.3**
Organic change in fees	**-2.7%**	

Combined Brokerage and Risk Management – Organic Revenue Growth	2020	2019
Combined organic revenue	**$5,668.0**	**$5,542.4**
Organic change in revenue	**2.3%**	

Annex B: Resources*

Annual Meeting	
Proxy Statement	**www.ajg.com/ir > Financial Reports > 2021 Proxy Statement**
Annual Report	**www.ajg.com/ir > Financial Reports > 2020 Annual Report**

Board of Directors	
Board of Directors	**www.ajg.com/ir > Corporate Governance > Board of Directors**
Board Committee Members	**www.ajg.com/ir > Corporate Governance > Committee Members**
Audit Committee Charter	**www.ajg.com/ir > Corporate Governance > Audit Committee Charter**
Compensation Committee Charter	**www.ajg.com/ir > Corporate Governance > Compensation Committee Charter**
Nominating/Governance Committee Charter	**www.ajg.com/ir > Corporate Governance > Nominating/Governance Committee Charter**
Risk and Compliance Committee Charter	**www.ajg.com/ir > Corporate Governance > Risk and Compliance Committee Charter**

Governance Documents	
By-laws	**www.ajg.com/ir > Corporate Governance > By-laws**
Governance Guidelines	**www.ajg.com/ir > Corporate Governance > Governance Guidelines**
Global Standards of Business Conduct	**www.ajg.com/ir > Corporate Governance > Global Standards of Business Conduct**

Other Resources	
The Gallagher Way	**www.ajg.com/about-us/the-gallagher-way/**
Sustainability Report	**www.ajg.com/about-us/social-impact/**

* The inclusion of our website address in this Proxy Statement does not include or incorporate by reference the information on our website, including the documents referenced above, into this Proxy Statement.

The Gallagher Way. Since 1927.

Arthur J. Gallagher & Co.

Global Headquarters
2850 Golf Road
Rolling Meadows, IL 60008-4050
630.773.3800

www.ajg.com

